RECD S.E.C.
AUG 2 9 2003
1086

03030710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Emera Incorporated	0001127248
Exact name of registrant as specified in charter	Registrant CIK Number
Form 35-CERT	File No. 70-9787
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
SEP 02 2003
THOMSON
FINANCIAL

Emera Inc. hereby files a copy of its Quarterly Report as of and for the six months ended June 30, 2003 as Exhibit A to Emera's Certificate of Notification under Rule 24 of the Public Utility Holding Company Act of 1935 in File No. 70-9787, for the reporting period ended June 30, 2003.

SIGNATURES

Filings Made by the Registrant:

Emera Inc. has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Halifax, Nova Scotia, Canada on this August 29, 2003.

Emera Inc.

By: ______________________
Richard J. Smith
Corporate Secretary and General Counsel

Emera Second Quarter Report 2003

> **Emera Reports Second Quarter Earnings of $15.5 Million**

> **Company Expecting Strong 2003**

Emera Inc.'s consolidated net earnings were $15.5 million in Q2 2003, compared to $15.7 million in Q2 2002. Net earnings at the company's largest subsidiary, Nova Scotia Power Inc. (NSPI) were $3.3 million lower in the quarter, primarily due to a one-time $6.5 million after-tax adjustment to its unbilled revenue accrual. This was substantially offset by lower interest expense, and a $1.6 million increase in Bangor Hydro's contribution to Q2 consolidated net earnings.

Quarterly earnings per share were $0.14 compared to $0.16 in 2002, reflecting the $0.02 dilutive impact of a common equity issue late in 2002.

NSPI's Q2 revenues were $4.1 million, or 2%, lower in 2003 than in 2002. The adjustment to unbilled revenue referred to above more than offset modest increases in sales volumes, and the impact of the 3% price increase. Fuel expense also decreased, by $6.6 million, or 9%, as a result of the gas sales program.

NSPI does not expect to file for an electricity rate increase for 2004. The Company had previously indicated that higher income taxes would necessitate a rate filing this year, but cited continued favorable fuel cost forecasts, and the agreement by the Company's regulator to extend the period for the write-off of the Glace Bay generating station as reasons to defer a filing.

Year to date, Emera's consolidated net earnings increased 42% to $70.2 million in 2003, compared to $49.3 million in 2002. Nova Scotia Power drove the improvement, with a $15.3 million increase in net earnings year over year reflecting colder temperatures, a 3% price increase implemented late in 2002, and lower fuel costs. Year to date, Bangor Hydro has contributed $11.2 million to Emera's consolidated net earnings, an increase of $3.8 million over 2002.

Consolidated cash provided by operations before interest and income taxes was $122.3 million in Q2, 2003, compared to $75.6 million in Q2, 2002 (Year to date, $250.2 million in 2003 compared to $187.6 million in 2002.). The increase was due to lower fuel expenses; and higher revenues, reflecting Nova Scotia Power's 3% price increase, and colder weather; and a $48 million reduction in coal inventory year over year as stockpiles of local coal were drawn down.

CORPORATE DEVELOPMENTS

Nova Scotia Power is awaiting a regulatory decision on its recent Generic Rate Design Proceeding, which addressed a limited set of issues pertaining to aspects of the Company's rate design. Any changes should not impact recovery of NSPI's revenue requirement.

On July 8, 2003, Chris Huskilson was appointed to the newly created position of Chief Operating Officer (COO) of Emera Inc., overseeing the operations of all of Emera's subsidiaries.

Management's Discussion & Analysis

Management's Discussion and Analysis (MD&A) provides a review of the results of operations of Emera Inc. and its primary subsidiaries and investments during the second quarter of 2003 relative to 2002, and its financial position at June 30, 2003. Certain factors that may impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the company to be materially different from those expressed or implied. This discussion and analysis should be read in conjunction with the Emera Inc. unaudited consolidated financial statements and supporting notes as at and for the six month period ended June 30, 2003, and the Emera Inc. MD&A and annual audited consolidated financial statements and supporting notes as at and for the year ended December 31, 2002. Throughout this discussion, "Emera Inc." and "Emera" refer to Emera Inc. and all of its consolidated subsidiaries and affiliates.

All amounts are in Canadian dollars.

INTRODUCTION

The core business of Emera is electricity. The company operates two regulated electric utilities in northeastern North America, which together comprise over 90% of consolidated revenues:

> **Nova Scotia Power Inc. (NSPI)** is a wholly-owned, **fully integrated, regulated electric utility,** with $3.0 billion of assets, serving 450,000 customers. NSPI is the primary electricity supplier in Nova Scotia, providing the vast majority of the generation, transmission and distribution of electricity in the province.

> **Bangor Hydro-Electric Company (BHE)** is a wholly-owned **regulated electricity transmission and distribution company** with $640 million of assets serving 107,000 customers in eastern Maine.

The success of Emera's electric utilities is integral to the creation of shareholder value, providing substantial earnings and cash flow. Both utilities enjoy essentially monopoly status within regulated environments, which can generally be expected to result in relatively stable earnings streams, but limits upside earnings potential, all other things being equal. Accordingly, Emera must look beyond its core electricity business to provide incremental growth.

Emera's strategy for growth is to capitalize on opportunities arising from the emerging northeast North American energy market, which is spurred by development of Nova Scotia's offshore natural gas reserves. **Emera Energy** seeks to build a portfolio of electricity and gas infrastructure investments that support this new energy market. That portfolio currently includes interests in the Maritimes & Northeast Pipeline, the Sable Offshore Energy Project, Emera Fuels, and Emera Energy Services.

STRUCTURE OF MD&A

NSPI, BHE and Emera Energy assume responsibility for their operating results measured as earnings before interest and income taxes. They are supported by Emera Corporate. This Management's Discussion and Analysis begins with an overview of consolidated results; then presents information by operating unit. Interest, income taxes, liquidity and capital resources are presented on a consolidated basis.

EMERA CONSOLIDATED

REVIEW OF Q2, 2003

Emera Inc.'s consolidated earnings were $15.5 million in Q2, 2003 compared to $15.7 million for the same period in 2002. NSPI's contribution to net earnings was $3.3 million lower quarter over quarter, primarily as a result of a one-time, $6.5 million after-tax charge related to its unbilled revenue accrual. This was substantially offset by lower interest expense, and a $1.6 million increase in Bangor Hydro's contribution to Q2 consolidated net earnings, largely due to lower operating, maintenance and general expenses as a result of a large staff restructuring that took place in Q2, 2002.

Year to date, Emera's consolidated net earnings increased 42% to $70.2 million in 2003, compared to $49.3 million in 2002. Nova Scotia Power drove the improvement, with a $15.3 million increase in net earnings year over year reflecting colder temperatures, a 3% price increase implemented late in 2002, and substantial natural gas sales at favorable prices that serve to reduce fuel costs. These positive circumstances were partially offset by a $23.0 million increase in corporate income taxes which NSPI had previously minimized through utilization of available capital cost allowance. Bangor Hydro's contribution to consolidated net earnings increased by $3.8 million year to date, largely due to lower operating, maintenance and general expenses as noted above.

Earnings per share were $0.14 in Q2, 2003, compared to $0.16 in Q2, 2002, reflecting the $0.02 dilutive effect of the common share issue in Q4, 2002. Year to date earnings per share were $0.65 in 2003, compared to $0.50 in 2002, due to higher earnings, net of the $0.07 dilutive effect of the common share issue in Q4, 2002.

Q2 earnings before interest and income taxes

(millions of $)

	Three months ended		Six months ended	
	2003	2002	2003	2002
Nova Scotia Power	$ 55.0	$ 55.8	$ 156.0	$ 121.5
Bangor Hydro-Electric	11.0	9.3	26.8	21.8
Emera Energy	2.5	(1.7)	7.3	2.9
Emera Corporate	(2.5)	(0.2)	(2.4)	0.3
Earnings before interest and income taxes	66.0	63.2	187.7	146.5
Interest	32.3	38.9	66.3	75.6
Amortization of defeasance costs	4.2	4.9	8.4	9.8
Earnings before income taxes	29.5	19.4	113.0	61.1
Income taxes	11.1	2.9	36.1	7.2
Non-controlling interest	2.9	0.8	6.7	4.6
Consolidated net earnings	$ 15.5	$ 15.7	$ 70.2	$ 49.3

NOVA SCOTIA POWER INC.

REVIEW OF Q2, 2003

Q2 NSPI earnings before interest and taxes

(millions of $)

	Three months ended		Six months ended	
	2003	2002	2003	2002
Electric revenues	$ 200.1	$ 204.2	$ 453.4	$ 433.1
Fuel for generation and power purchased	68.4	75.0	146.9	166.1
OM&G	45.7	44.3	87.7	88.1
Provincial and municipal taxes	8.4	5.7	16.8	10.8
Depreciation	26.0	26.2	52.0	51.8
Other revenue	(3.4)	(2.8)	(6.0)	(5.2)
Earnings before interest and taxes	$ 55.0	$ 55.8	$ 156.0	$ 121.5
Contribution to consolidated net earnings	$ 12.9	$ 16.2	$ 58.8	$ 43.5

REVENUE

Electric sales *volume* is primarily driven by general economic conditions, population and weather. Electricity *pricing* in Nova Scotia is regulated, and therefore is stable for extended periods of time, only changing as new regulatory decisions are implemented. The exception is Annually Adjusted Rates subscribed to by larger industrial customers, which apply to approximately 15% of sales volume. Export sales, which typically comprise approximately 5% of sales volume, are priced at market. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 and Q4 the strongest periods, reflecting cold weather, and short days in the winter season.

The Company recognizes electric revenues on the accrual basis, which includes an estimate of electricity consumed by customers in the period but billed subsequently (unbilled revenue). During Q2 2003, the company improved its process for estimating its unbilled revenue. The change resulted in a one-time, $10.0 million ($6.5 million after-tax) reduction in the company's unbilled revenue accrual, with a corresponding charge against Q2 revenues.

The foregoing adjustment more than offset modest increases in sales volumes, and the impact of a 3% price increase implemented in late 2002, such that Q2 revenues were $4.1 million, or 2% lower in 2003 than in 2002.

The decrease in other electric revenue is largely attributable to a 180 GWh reduction in export sales, as available capacity was used to service in-province load.

Electric revenue increased $20.3 million year to date compared to the same period in 2002. Colder temperatures in the first quarter and a 3% rate increase were partially offset by the adjustment to the unbilled revenue estimate referred to above.

Q2 Electric Sales Volume (GWh)


2,591.1
162.4
643.9
853.6
2,697.8
272.4
660.6
868.2
2,713.7
105.0
803.1
754.5
2001
2002
2003
Residential
Industrial
Commercial
Other

Q2 Electric Sales Revenues (millions of $)


196.6
10.5
47.2
55.2
83.7
204.2
15.1
57.0
84.8
200.1
58.1
74.3
2001
2002
2003
Residential
Industrial
Commercial
Other

YTD Electric Sales Volume (GWh)


5,586.9
263.1
1,386.1
2,030.7
5,661.8
450.3
1,397.6
2,029.5
5,865.3
228.0
1,610.8
2,040.6
2001
2002
2003
Residential
Industrial
Commercial
Other

YTD Electric Sales Revenues (millions of $)


427.3
18.9
117.8
193.4
433.1
26.6
119.5
192.9
453.4
127.7
196.8
2001
2002
2003
Residential
Industrial
Commercial
Other

REVENUE/MWH

Revenue/MWh was $74 in the second quarter of 2003, compared to $76 in the second quarter of 2002. Excluding the impact of the one-time adjustment, Q2 2003 revenue/MWh was $77, reflecting the 3% rate increase implemented in Q4, 2002.

FUEL FOR GENERATION AND POWER PURCHASED

Fuel Expense

Coal is NSPI's dominant fuel source, and has the lowest per unit fuel cost, after hydro and wind production, which have no fuel cost component. Oil and natural gas are next, depending on the relative pricing. Purchased power is generally the most expensive option. Economic dispatch of the generating fleet brings the lowest cost options on stream first, with the result that the incremental cost of production increases as sales volume increases.

Fuel for generation and power purchased decreased $6.6 million, or 8.8%, to $68.4 million in Q2, 2003 compared to $75.0 million in the second quarter of 2002. Production volume increased 1.5% to meet higher sales. This was more than offset by an $8.8 million increase quarter over quarter in proceeds from the resale of natural gas, net of the cost of the alternative oil-fired generation.

Year to date fuel costs decreased $19.2 million, or 11.6%, compared to the first six months of 2002 due mainly to the reasons outlined in the previous paragraph.

Q2 Production Volume (GWh)


2,760.3
58.8
270.0
91.8
207.7
2,132.0
2,868.1
47.2
294.2
14.2
384.9
2,127.6
2,909.9
68.3
305.7
2,221.5
2001
2002
2003
Coal
Oil
Purchased Power
Natural Gas
Hydro

YTD Production Volume (GWh)


6,012.3
132.6
510.3
235.6
4,557.3
6,094.2
139.8
534.9
52.0
892.2
4,475.3
6,335.7
151.9
21.0
4,677.4
2001
2002
2003
Coal
Oil
Purchased Power
Natural Gas
Hydro

Q2 Average Unit Fuel Costs ($ per MWH)


$ 25.32
$ 26.15
$ 23.51
2001
2002
2003

YTD Average Unit Fuel Costs ($ per MWH)


$ 25.61
$ 27.26
$ 23.19
2001
2002
2003

OPERATING, MAINTENANCE AND GENERAL EXPENSES

NSPI's operating, maintenance and general expenditures (OM&G) were $45.7 million in Q2, 2003 compared to $44.3 million in Q2, 2002.

Year to date OM&G expenditures were $87.7 million compared to $88.1 million for the same period in 2002. The 2002 comparative amount includes a $2.6 million non-recurring expense related to the write-off of previously deferred business development costs.

Provincial and Municipal Taxes

Provincial and municipal taxes increased $2.7 million in Q2, 2003, to $8.4 million, compared to $5.7 million in Q2, 2002. The increase reflects the second quarter impact of $11 million in new annual taxes levied by the Province of Nova Scotia in the spring of 2002, which took effect in Q1, 2003. Year to date provincial and municipal taxes are up $6.0 million to $16.8 million from $10.8 million for the same period in 2002.

On April 3, 2003, the Province of Nova Scotia increased NSPI's provincial taxes by a further $4.6 million, effective January 31, 2004.

Amortization

The Glace Bay Generating Station (GBGS) has been permanently shut down and was being written off through 2004. NSPI's regulator, the Nova Scotia Utility and Review Board (UARB) had allowed NSPI flexibility in determining the annual write-off amount in order to support rate stability. The amount remaining to be written off is $27.9 million.

On July 28, 2003, the UARB approved NSPI's request to extend the write-off period through 2008 if necessary, with an annual minimum amortization of $6.2 million, commencing in 2003. To date, no amount has been written off in 2003 (2002 – nil).

Outlook

NSPI is awaiting a regulatory decision on its recent Generic Rate Design Proceeding (Generic Hearing). The Generic Hearing addressed a limited set of issues pertaining to aspects of the company's rate design. Any changes should not impact recovery of NSPI's revenue requirement.

In 2003, NSPI expects to earn a regulated return on equity within its allowed range.

NSPI does not expect to file for an electricity rate increase for 2004. The Company had previously indicated that higher income taxes would necessitate a rate filing this year. NSPI now expects it will be able to earn a satisfactory return in 2004 without a rate increase, primarily as a result of two factors:

- Continued favorable fuel cost forecasts, with 100% of both anticipated coal requirements, and the gas sales program locked in for 2004.
- The decision by the UARB to extend the period for the write-off of the Glace Bay generating station through 2008.

NSPI's anticipated regulatory timetable could change, depending on the extent and timing of potential increases in depreciation arising from a recent depreciation study. NSPI, with the support of several stakeholders, is advocating a phased-in approach, which would see depreciation expense increasing gradually over several years. Should the UARB require a speedier implementation, NSPI may proceed with a rate filing.

BANGOR HYDRO-ELECTRIC COMPANY

Since the restructuring of the electricity sector in Maine in 2000, BHE's core business has been the transmission and distribution of electricity (T&D). Electricity generation is unregulated in Maine, and several suppliers compete to provide customers with the commodity that is delivered through the BHE T&D network.

REVIEW OF Q2, 2003

Q2 Bangor Hydro Earnings before interest and income taxes

(millions of $)

	Three months ended		Six months ended	
	2003	2002	2003	2002
T&D revenues	$ 38.6	$ 41.3	$ 85.6	$ 88.9
Resale of purchased power	8.8	19.3	19.7	30.3
Standard offer service	–	0.6	–	20.1
Total electric revenue	47.4	61.2	105.3	139.3
Power purchased and fuel for generation	18.9	27.3	40.7	64.2
OM&G	11.5	12.6	23.7	28.7
Property taxes	1.7	1.9	3.6	4.0
Depreciation	3.5	4.1	7.3	8.4
Amortization	3.2	6.7	6.7	13.1
Other revenue	(2.4)	(0.7)	(3.5)	(0.9)
Earnings before interest and income taxes	$ 11.0	$ 9.3	$ 26.8	$ 21.8
Contribution to consolidated net earnings	$ 4.3	$ 2.7	$ 11.2	$ 7.4

REVENUE

Q2 T&D Sales Volume (GWh)



372.3
2.8
359.6
2.9
135.6
143.6
127.1
136.4
2002
2003
Residential
Industrial
Commercial
Other

Q2 T&D Sales Revenues (millions of $)



41.3
2.3
38.6
2.3
14.6
13.7
19.0
17.9
2002
2003
Residential
Industrial
Commercial
Other

Electric sales *volume* is primarily driven by general economic conditions, population and weather. Electric sales *pricing* in Maine is regulated, and therefore changes in accordance with regulatory decisions. Residential and commercial electricity sales are seasonal in Maine, with Q1 and Q4 the strongest periods, reflecting cold weather, and short days during the winter season.

Bangor Hydro's T&D electric revenues were $38.6 million in Q2, 2003 compared to $41.3 million in Q2, 2002. The positive impact of an approximately 5% increase in KWh sales was offset by a decline in the value of the US dollar relative to its Canadian counterpart.

Year to date, Bangor Hydro's T&D electric revenues were $85.6 million year to date compared to $88.9 million for the same period in the previous year. The additional positive impact in Q1 of a 6.5% rate increase in March 2002 was also offset by a weaker US dollar.

YTD T&D Sales Volume (GWh)


781.8
5.8
770.9
5.9
281.4
295.2
274.3
297.5
2002
2003
Residential
Industrial
Commercial
Other

YTD T&D Sales Revenue (millions of $)


88.9
6.3
85.6
29.6
30.2
40.2
39.4
2002
2003
Residential
Industrial
Commercial
Other

STANDARD OFFER SERVICE, RESALE OF PURCHASED POWER, AND POWER PURCHASED AND FUEL FOR GENERATION

Up to March 1, 2002, BHE was required by its regulator to provide standard offer service to customers who chose not to exercise their option to purchase electricity from a competitive supplier. The regulator set rates for this standard offer that approximated the Company's cost of providing the service, and included no margin. Any difference between allowed rates and actual costs was to be deferred and amortized in future periods.

Approximately 70% of revenue from the resale of purchased power relates to BHE's former obligation to provide standard offer service. Bangor Hydro had entered into a fixed-price contract to purchase power until February 2004, and so is now selling that power to the new Standard Offer provider at a loss. In addition, BHE has several power contracts pre-dating the Maine market restructuring. For all of these contracts, the excess of costs over revenues over the term of the contracts has been estimated and factored into the company's stranded cost recovery rates.

Power purchased and fuel for generation is comprised mainly of the costs associated with these purchased power contracts. Costs have dropped from $27.3 million in Q2, 2002 to $18.9 million in Q2, 2003 due to a reduction in the purchase requirements of one of the company's purchased power contracts. Year to date costs have dropped from $64.2 million to $40.7 million because Bangor Hydro is no longer providing standard offer service.

OPERATING, MAINTENANCE AND GENERAL EXPENDITURES

Operating expenses were $1.1 million lower in Q2, 2003, at $11.5 million compared to $12.6 million in Q2, 2002. This was due in large part to the staff restructuring that took place in the second quarter of 2002, which reduced Bangor Hydro's workforce by approximately 25%.

EMERA ENERGY

REVIEW OF Q2, 2003

Q2 Emera Energy earnings before interest and income taxes

(millions of $)

	Three months ended 2003	Three months ended 2002	Six months ended 2003	Six months ended 2002
Revenues				
Fuel oil sales	$ 16.7	$ 14.7	$ 57.7	$ 33.1
M&NP equity earnings	2.7	2.3	5.3	4.7
SOEP processing fees	8.5	2.7	11.1	5.3
Energy Services margin	2.7	0.5	5.6	3.9
	30.6	20.2	79.7	47.0
Expenses				
Cost of fuel oil sold	14.1	12.6	49.5	27.9
OM&G	4.6	3.4	9.6	6.7
Provincial taxes	0.2	0.1	0.3	0.2
Depreciation	5.6	1.6	7.3	3.2
Business development	3.6	4.2	5.7	6.1
Earnings before interest and income taxes	$ 2.5	$ (1.7)	$ 7.3	$ 2.9

Emera Fuels' margin is $3.0 million higher year to date, reflecting higher sales volumes driven by colder weather in Q1, 2003; and the introduction of a "price lock" program, which secured margins on a substantial portion of the sales by guaranteeing pricing to customers and hedging costs on the supply side. Partially offsetting the higher margin was a related $2.2 million increase in operating expenses, as the higher demand generated by the price lock program resulted in higher delivery and operating costs.

SOEP processing fees increased $5.8 million in Q2, 2003, to $8.5 million, from $2.7 million in Q2, 2002. This reflects a change in the royalty agreement, and the related one-time recognition in the quarter of previously deferred revenues. The change also accounts for the increase in year to date processing fees. There has been a corresponding increase in depreciation expense on the SOEP assets, to properly match revenue and expense recognition.

EMERA CORPORATE

OVERVIEW AND REVIEW OF Q2, 2003

Certain corporate-wide functions are carried out within Emera Corporate, such as strategic planning, treasury services, tax planning, and corporate governance. In addition, Emera Corporate serves as the financing vehicle for the corporation's business outside of its electric utilities. Subsidiaries whose operations are immaterial to the consolidated entity are also included in Emera Corporate. Second quarter corporate operating expenses were $2.5 million, compared to $0.2 in Q2, 2002.

CONSOLIDATED INTEREST TAXES AND NON-CONTROLLING INTEREST

Interest

Consolidated interest expense decreased $6.6 million, to $32.3 million in Q2, 2003, from $38.9 million in Q2, 2002, primarily as a result of the $149.5 million common equity issue in December 2002. Year to date consolidated interest expense decreased $9.3 million to $66.3 million from $75.6 million for the same period in 2002.

Income Tax

The increase in consolidated income tax expense in Q2, and year to date reflects the fact that NSPI is now fully taxable. Prior to 2003, NSPI used sufficient capital cost allowance, cumulative eligible capital deductions and loss carry-forwards to eliminate corporate income tax.

NSPI has filed income tax returns for previous years to claim deductions related to the capitalization of interest on assets constructed by its predecessor, Nova Scotia Power Corporation. The Canada Customs and Revenue Agency (CCRA) disallowed the deductions claimed, and NSPI pursued the issue through to the Tax Court of Canada, which ruled in the Company's favor. The CCRA appealed the decision to the Federal Court, which overturned the Tax Court decision in January 2003. NSPI has sought leave to appeal the Federal Court decision to the Supreme Court of Canada.

Without the benefit of this additional deduction, it is estimated that NSPI's cumulative tax liability to December 31, 2002 would have been approximately $133 million (including interest, approximately $157 million). The UARB has provided an accounting order allowing NSPI to defer this amount while the matter is before the Supreme Court, and accordingly it is recorded as a deferred charge on the balance sheet as at June 30, 2003. In order to avoid incurring non-deductible interest charges should the Company be unsuccessful in its appeal, NSPI has deposited $157 million with CCRA.

NON-CONTROLLING INTEREST (NSPI PREFERRED DIVIDENDS)

NSPI is subject to Part VI.1 tax related to preferred dividends, at a rate of 40%. For financial reporting purposes, the Part VI.1 tax is allocated between income tax expense and preferred dividends. The increase in preferred dividends is a result of a decrease in the Part VI.1 tax deduction in 2003. There has been no change in preferred shares in 2002 or 2003.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash Flow Highlights

Consolidated cash provided by operations before interest and income taxes was $122.3 million in Q2, 2003, compared to $75.6 million in Q2, 2002 (year to date, $250.2 million in 2003 compared to $187.6 million in 2002.) The increase was due mainly to higher sales of natural gas, which served to lower fuel expenses; and higher revenues, reflecting Nova Scotia Power's 3% price increase implemented late in 2002, and colder weather in Q1; and a $48 million reduction in coal inventory year over year as stockpiles of local coal were utilized.

Preferred Share Repurchase by Bangor Hydro

In 2003, Bangor Hydro repurchased all of its 4% and 4.25% series of callable preferred shares and approximately 70% of its 7% non-callable preferred shares for a total cash cost of approximately $6.9 million. This was substantially financed with operating cash flow. As a result of this share repurchase program, Bangor Hydro has delisted all preferred shares from trading on the New York Stock Exchange.

Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

For the three month and six month periods ended June 30

(millions of $, except earnings per common share)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Revenue				
Electric	$ 249.8	$ 275.0	$ 565.3	$ 584.4
Fuel oil	19.6	14.7	51.6	33.1
Other	15.4	7.7	23.1	15.3
	284.8	297.4	640.0	632.8
Cost of operations				
Fuel for generation and power purchased	90.1	112.0	192.0	239.1
Cost of fuel oil sold	16.9	12.6	44.1	27.9
Operating, maintenance and general	67.2	67.8	130.0	135.5
Provincial and municipal taxes	10.2	5.7	20.6	13.1
Depreciation	35.3	32.0	66.9	63.8
	219.7	230.1	453.6	479.4
Earnings from operations	65.1	67.3	186.4	153.4
Equity earnings	2.3	1.7	4.8	3.9
Regulatory amortization	(3.2)	(6.7)	(6.7)	(13.1)
Allowance for funds used during construction	1.8	0.9	3.2	2.3
Earnings before interest and income taxes	66.0	63.2	187.7	146.5
Interest	32.3	38.9	66.3	75.6
Amortization of defeasance costs	4.2	4.9	8.4	9.8
Earnings before income taxes	29.5	19.4	113.0	61.1
Income tax (note 7)	11.1	2.9	36.1	7.2
Net earnings before non-controlling interest	18.4	16.5	76.9	53.9
Non-controlling interest	2.9	0.8	6.7	4.6
Net earnings applicable to common shares	$ 15.5	$ 15.7	$ 70.2	$ 49.3
Earnings per common share - basic	$ 0.14	$ 0.16	$ 0.65	$ 0.50
Earnings per common share - diluted	$ 0.14	$ 0.16	$ 0.62	$ 0.50

See accompanying notes to the consolidated financial statements

Weighted average number of common shares outstanding (millions) (note 4)	107.9	98.1	107.9	98.1

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(millions of $)

	As at June 30 2003	As at Dec. 31 2002
Assets		
Current assets		
Cash and cash equivalents	$ 26.7	$ 28.5
Accounts receivable	144.3	156.3
Income tax recoverable (note 7)	–	31.1
Inventory	81.7	108.7
Prepaid expenses	21.4	7.1
	274.1	331.7
Deferred charges	563.5	436.2
Future income tax asset	31.0	26.4
Goodwill	118.8	137.7
Investments	107.7	112.2
Property, plant & equipment	2,708.7	2,776.4
Construction work in progress	92.7	87.3
	2,801.4	2,863.7
	$ 3,896.5	$ 3,907.9
Liabilities & Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 317.2	$ 203.9
Short-term debt	418.2	315.3
Accounts payable and accrued charges	172.5	175.1
Income tax payable (note 7)	6.5	–
Dividends payable	3.2	3.3
	917.6	697.6
Future income tax liability	73.6	87.2
Deferred credits	87.2	105.8
Long-term debt	1,251.0	1,417.8
Non-controlling interest	260.8	267.5
Shareholders' equity		
Common shares (note 4)	1,003.3	1,000.2
Foreign exchange translation adjustment	(49.0)	2.9
Retained earnings	352.0	328.9
	1,306.3	1,332.0
	$ 3,896.5	$ 3,907.9

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors

Derek Oland,
Chairman

David McD. Mann,
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)

For the six months ended June 30

(millions of $)

	2003	2002
Retained earnings, beginning of period	$ 328.9	$ 330.0
Adjustments (note 8)	(0.8)	(0.3)
Net earnings applicable to common shares	70.2	49.3
	398.3	379.0
Dividends	46.3	42.2
Retained earnings, end of period	$ 352.0	$ 336.8

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

For the three month and six month periods ended June 30

(millions of $)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Operating activities				
Cash received from customers	$ 323.6	$ 305.5	$ 649.6	$ 631.9
Cash paid to suppliers and employees	(197.7)	(226.3)	(392.2)	(437.0)
Cash paid to non–controlling interest	(3.6)	(3.6)	(7.2)	(7.3)
Cash provided by operations, before interest and taxes	122.3	75.6	250.2	187.6
Interest paid	(36.3)	(39.1)	(63.7)	(73.5)
Income taxes paid	(12.6)	0.3	(27.0)	(4.4)
Pre-2003 income tax assessment	(49.3)	–	(133.0)	–
Net cash provided by operating activities	24.1	36.8	26.5	109.7
Financing activities				
Retirements of long–term debt	(43.1)	(28.2)	(44.3)	(81.8)
Issue of long–term debt	–	90.0	–	90.0
Increase (reduction) in short–term debt	86.8	(55.6)	127.6	(10.6)
Issue of common shares	1.6	1.2	3.1	2.5
Redemption of preferred shares by subsidiary (note 4)	–	–	(6.9)	–
Dividends paid on common shares	(23.2)	(21.1)	(46.4)	(42.2)
Other financing	(7.2)	(21.2)	(2.4)	(22.0)
Net cash provided by (used in) financing activities	14.9	(34.9)	30.7	(64.1)
Investing activities				
Property, plant and equipment	(25.7)	(6.2)	(43.1)	(56.3)
Other investing activities	(15.4)	(3.3)	(15.9)	(5.9)
Net cash used in investing activities	(41.1)	(9.5)	(59.0)	(62.2)
Decrease in cash and cash equivalents	(2.1)	(7.6)	(1.8)	(16.6)
Cash and cash equivalents, beginning of period	28.8	14.0	28.5	23.0
Cash and cash equivalents, end of period	$ 26.7	$ 6.4	$ 26.7	$ 6.4
Cash and cash equivalents consists of:				
Cash	$ 26.7	$ 6.4	$ 26.7	$ 6.4
Short–term investments	–	–	–	–
Cash and cash equivalents, end of period	$ 26.7	$ 6.4	$ 26.7	$ 6.4

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements (unaudited)

June 30, 2003

1. The disclosures in these consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with Emera Inc.'s annual consolidated financial statements as at and for the year ended December 31, 2002.

2. These consolidated financial statements follow the same accounting policies and methods of computation as Emera Inc.'s annual consolidated financial statements as at and for the year ended December 31, 2002.

3. Interim results are not necessarily indicative of results for the full year due primarily to seasonal factors. Sales and related production change significantly over the year as a result of marked differences in temperatures and daylight hours.

4. As of July 18, 2003, there were 107,999,379 (2002 – 98,169,625) issued and outstanding common shares, 1,382,859 (2002 – 1,385,359) common shares reserved for issuance under the senior management common share option plan, and 1,550,992 (2002 – 1,650,627) common shares reserved for issuance under the employee common share purchase plan.

   As of July 18, 2003 and 2002, the Company's principal subsidiary, Nova Scotia Power Inc., had outstanding the following First Preferred Share Units:

   - 4,998,695 4.9% Series C, which if not redeemed, in whole or in part, by Nova Scotia Power Inc. on or after April 1, 2009, will be exchangeable into common shares of Emera Inc.
   - 5,400,000 5.9% Series D, which if not redeemed, in whole or in part, by Nova Scotia Power Inc. on or after October 15, 2015, will be exchangeable into common shares of Emera Inc.

   As of July 18, 2003, the Company's subsidiary, Bangor Hydro-Electric Company, had outstanding the following Preferred Share Units:

   - 6,277 non-callable, 7% preferred shares

   As of July 18, 2002, Bangor Hydro-Electric Company had outstanding the following Preferred Share Units:

   - 25,000 non-callable, 7% preferred shares
   - 4,840 callable, 4.25% preferred shares
   - 17,500 Series A callable, 4% preferred shares

5. Segmented financial information for the three months ended and as at June 30:

	NSPI		Bangor Hydro		Emera Energy		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue from external customers	$ 201.1	$ 203.1	$ 49.3	$ 61.4	$ 31.6	$ 30.9	$ 2.8	$ 2.0	$ 284.8	$ 297.4
Net intersegment operating revenue/(costs)	23.5	6.8	(0.5)	–	(23.4)	(4.1)	0.4	(2.7)	–	–
Equity earnings	–	–	–	–	2.3	1.7	–	–	2.3	1.7
Earnings before interest and income taxes	55.0	54.7	11.0	9.3	2.5	(1.7)	(1.6)	0.5	66.9	62.8
Segment assets	$ 2,953.4	$ 2,917.0	$ 636.8	$ 749.0	$ 282.5	$ 258.3	$ 23.8	$ 3.0	$ 3,896.5	$ 3,927.3

Segmented financial information for the six months ended and as at June 30:

	NSPI		Bangor Hydro		Emera Energy		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue from external customers	$ 453.0	$ 431.4	$ 108.2	$ 139.6	$ 76.9	$ 57.1	$ 1.9	$ 4.7	$ 640.0	$ 632.8
Net intersegment operating revenue/(costs)	47.3	13.8	(0.9)	–	(47.1)	(7.7)	0.7	(6.1)	–	–
Equity earnings	–	–	–	–	4.8	3.9	–	–	4.8	3.9
Earnings before interest and income taxes	156.0	121.5	26.8	21.8	7.3	2.9	(2.4)	2.0	187.7	148.2
Segment assets	$ 2,953.4	$ 2,917.0	$ 636.8	$ 749.0	$ 282.5	$ 258.3	$ 23.8	$3.0	$3,896.5	$3,927.3

6. Stock Based Compensation

   The Company is using the fair value based method to measure the compensation expense related to its senior management common share option plan, and has recorded $0.3 million (2002 - nil) of compensation expense related to new awards granted since the inception of the new stock-based compensation recommendations on January 1, 2002.

   The Company also has an employee common share purchase plan. The compensation expense recognized related to this plan was $0.1 million (2002 – nil).

7. Income Taxes

   In January 2003, the Federal Court of Appeal overturned a Tax Court Ruling which had allowed Nova Scotia Power additional capital cost allowance deductions (tax depreciation). The Company is seeking leave to appeal the decision to the Supreme Court of Canada.

   Without the benefit of these additional tax deductions, the Company's tax liability was $133 million as at December 31, 2002. In February 2003, Nova Scotia Power's regulator provided an accounting order approving the deferral of any pre-2003 income tax liability together with any related interest until the matter is resolved by the Supreme Court. As at June 30, 2003, the Company had deferred $157 million. As a result of the Federal Court's decision, Nova Scotia Power is now recognizing a provision for income taxes.

8. Adjustments to Retained Earnings

2003

Emera Inc.'s subsidiary, Bangor Hydro-Electric Company, has redeemed substantially all of its outstanding preferred shares, and as a result $0.8 million has been charged to retained earnings for costs associated with the redemption.

2002

During the first quarter of 2002, the Company adopted the new accounting recommendations for goodwill. Previously, the Company amortized goodwill over 20 years. Under the new recommendations, goodwill is no longer amortized but is instead subjected to an annual impairment test with any resulting impairment charged to earnings. The Company was also required to perform an initial impairment test as of January 1, 2002, and to charge any impairment to opening retained earnings.

As a result of completing its initial goodwill impairment tests, the Company has determined that goodwill impairment existed in one of its subsidiaries. The cause of the impairment was lower estimates of future profitability and has resulted in a charge to retained earnings of $0.3M.

9. Change in Accounting Estimate

Electric revenues are recognized on the accrual basis, which includes an estimate of electricity consumed by customers in the period but billed subsequent to the period. During the second quarter, the Company's subsidiary, Nova Scotia Power Inc., improved its process for estimating unbilled revenue and as a result, decreased its electric revenue by approximately $10 million. The impact on future periods is expected to be immaterial.

10. Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Shareholder Information

EARNINGS REPORTING IN 2003

Quarterly earnings are expected to be announced April 24th, August 1st and November 1st. Year-end results for 2003 will be released in February 2004.

DIVIDEND PAYMENTS IN 2003

Subject to approval by the Board of Directors, common share dividends for Emera Inc. are payable on or about the 15th of February, May, August and November. A quarterly dividend of $0.30625 is payable on the 1st of January, April, July and October for Nova Scotia Power Inc. Series C First Preferred Shares. A quarterly dividend of $0.36875 is payable for Nova Scotia Power Inc. Series D First Preferred Shares on the 15th of January, April, July and October.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange this service, please contact Investor Services.

SHARE LISTINGS

Emera Inc. common shares are listed on the Toronto Stock Exchange (TSX) under the symbol EMA. Preferred shares also trade on the TSX under NSI.PR.C and NSI.PR.D.

TRANSFER AGENT

Computershare Trust Company of Canada
PO Box 1900, Station B
Montreal, Quebec H3B 3L6
T: 1.800.564.6253
F: 514.982.7895

INVESTOR SERVICES

T: 902.428.6060 or 1.800.358.1995
F: 902.428.6181
E: investors@emera.com

FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND INSTITUTIONAL INVESTORS

Please contact Judy A. Steele, CA, Director, Investor Relations
T: 902.428.6999
F: 902.428.6181
E: judy.steele@emera.com

EMERA INC.

1894 Barrington Street, Barrington Tower
Halifax, Nova Scotia B3J 2A8
www.emera.com